SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-33733

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings Plan for Employees of The LaPorte Savings Bank

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LaPorte Bancorp, Inc.
710 Indiana Avenue
LaPorte, Indiana 46350

SAVINGS PLAN FOR EMPLOYEES OF
THE LAPORTE SAVINGS BANK
LaPorte, Indiana

FINANCIAL STATEMENTS
December 31, 2011 and 2010

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
LaPorte, Indiana

FINANCIAL STATEMENTS
December 31, 2011 and 2010

[Letterhead of Crowe Horwath LLP]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

401(k) Oversight Committee
Savings Plan for Employees of The LaPorte Savings Bank
LaPorte, Indiana

We have audited the accompanying statements of net assets available for benefits of the Savings Plan for Employees of The LaPorte Savings Bank (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Crowe Horwath LLP

South Bend, Indiana
June 26, 2012

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2011 and 2010

	2011	2010
ASSETS

Participant-directed investments, at fair value (Note 4)	$3,197,829	$3,126,319

Receivables
Employer contributions	-	-
Participant contributions	-	-
Notes receivable from participants	123,230	101,362

Total assets	3,321,059	3,227,681

Net assets, reflecting all investments at fair value	3,321,059	3,227,681

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,702)	(6,635)

NET ASSETS AVAILABLE FOR BENEFITS	$3,314,357	$3,221,046

See accompanying notes to financial statements.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2011

Additions to net assets attributed to:
Dividend and interest income	$27,108

Contributions
Employer’s	51,479
Participants’	260,088
311,567

Total additions	338,675

Deductions from net assets attributed to:
Net depreciation in fair value of investments (Note 4)	142,841
Benefits paid to participants	89,864
Administrative expenses	12,659
Total deductions	245,364

Net increase	93,311

Net assets available for benefits
Beginning of year	3,221,046

End of year	$3,314,357

See accompanying notes to financial statements.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Savings Plan for Employees of The LaPorte Savings Bank (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:  The Plan is a defined contribution plan covering all regular full-time and part-time employees of The LaPorte Savings Bank (the “Company” or the “Employer”) who are age twenty-one or older.  As of February 2010, employees must complete one full calendar year of service prior to participating in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Beginning on January 1, 2012, all employees who are age twenty one or older will be eligible to participate in the Plan.  There will no longer be a service requirement.

Contributions:  Each year, participants may contribute up to 75 percent of pretax annual compensation, as defined in the Plan and subject to certain limitations.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company contributed 25 percent of the first 6 percent of eligible compensation that a participant contributes to the Plan.  Additional profit sharing amounts may be contributed at the option of the Company’s board of directors.  No profit sharing contribution was authorized for the current Plan year.  Contributions are subject to certain limitations.  Plan participants direct the investment of their contributions and the employer matching contributions and profit sharing contributions into the various investment options offered by the Plan.  The Plan also includes an automatic contribution arrangement that applies to new participants or re-hired participants as they enter the Plan.  The automatic deferral amount is 3 percent of eligible compensation.  Participants who do not wish to be automatically enrolled may elect not to defer or to defer another percentage.  Participants may complete an In-Plan conversion of their vested account balances from pre-tax contributions to post-tax contributions, which would then be considered taxable income to the participant at the time of conversion.  Participants may not convert notes receivable amounts from pre-tax contributions to post-tax contributions.  The Plan also allows participants who reach the age of 50 during the taxable year to make catch-up contributions.  Catch-up contributions are 401 (k) elective deferral contributions in excess of any limit on such contributions under the Plan.

Participant Accounts:  Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions, (b) Plan earnings, and (c) forfeitures of employer matching contributions, and is charged with his or her withdrawals and an allocation of fund expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Each participant directs the investment of his or her account to any of the investment options available under the Plan.

(Continued)

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Retirement, Death and Disability:  A participant, or beneficiary, is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting:  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the remainder of their accounts, plus earnings thereon, is based on years of continuous service at the rate of 20% per year, resulting in 100% vesting after 5 years.

Payment of Benefits:  On termination of service, a participant may elect to receive either a lump sum or a direct rollover equal to the value of his or her vested interest in the account.  In addition, the Plan allows for withdrawals of the vested account balances resulting from rollover contributions at any time.  A participant who has attained age 59 ½ may withdraw vested account balances resulting from participant or employer contributions at any time after age 59 ½.  The Plan also allows for hardship distributions of balances resulting from participant contributions.  Distributions are made in cash.  A participant, who has been an active participant for at least five years, may withdraw their vested account balances resulting from employer contributions that were converted to post tax contributions at any time.

Notes Receivable from Participants:  Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.  The Notes Receivable from Participants are secured by the balance in the participant’s account and bear interest at rates that are commensurate with national prevailing rates as determined by the Plan administrator.  Principal and interest are paid through payroll deductions.

Forfeitures:  Forfeitures of employer matching contributions can be used to offset future employer matching contributions or administrative expenses of the Plan or may be redistributed to current participants based upon their relative wages as a discretionary contribution by the Company.

Investment Management Fees:  Investment management fees and operating expenses charge to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

(Continued)

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition:  The Plan’s investments are reported at fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fully Benefit-Responsive Investment Contracts:  While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.  Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The Plan holds an indirect interest in such contracts through its investment in a stable value fund.

Notes Receivable from Participants:  Notes receivable from participants are reported at their unpaid balance plus any accrued interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants account balances.

Payment of Benefits:  Benefits are recorded when paid.

Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties:  The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(Continued)

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 3 – RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

NOTE 4 – INVESTMENTS

The following presents the fair values of investments held by the Plan:

	December 31,
	2011	2010
Mutual Funds

American Century Vista Advisor Fund, 0 and 5,901 units, respectively	$-	$95,426
American Funds EuroPacific Growth R3 Fund, 3,677 and 3,678 units, respectively	126,915	149,424
Fidelity Advisor Small Cap T Fund, 5,985 and 5,330 units, respectively	124,000	129,881
American Funds Growth Fund of America R3 Fund, 3,558 and 3,174 units, respectively	100,799	95,159
American Century Heritage A Fund, 9,019 and 0 units, respectively*	171,717	-
Fidelity Advisor Small Cap Value T Fund, 1,800 and 0 units, respectively	24,659	-
American Funds American Mutual R3 Fund, 38 and 0 units, respectively	965	-
Nuveen Real Estate Securities R3 Fund, 2,126 and 0 units, respectively	40,367	-
Oppenheimer Developing Markets N Fund, 20 and 0 units, respectively	562	-
	$589,984	$469,890

(Continued)

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 4 – INVESTMENTS (Continued)

	December 31,
	2011	2010
Pooled Separate Accounts
Principal Bond and Mortgage, 101 and 83 units, respectively	92,677	72,075
Russell Life Growth Strategy, 0 and 14,108 units, respectively*	-	220,368
Russell Life Balance Strategy, 0 and 24,997 units, respectively*	-	425,147
Russell Life Conservative Strategy, 0 and 4,147 units, respectively	-	69,977
Russell Life Equity Growth Strategy, 0 and 8,333 units, respectively	-	119,606
Russell Life Moderate Strategy, 0 and 4,537 units, respectively	-	76,917
Principal SmallCap S&P 600 Index, 1,159 and 1,308 units, respectively	28,086	31,612
Principal MidCap S&P 400 Index, 2,810 and 2,724 units, respectively	66,525	66,015
Principal LargeCap Value III, 0 and 7,295 units, respectively	-	90,835
Principal MidCap Value I, 3,771 and 1,572 units, respectively	128,507	56,007
Principal LargeCap S&P 500 Index, 1,766 and 1,629 units, respectively	87,597	79,553
Principal Core Plus Bond I, 1,073 and 23,166 units, respectively*	13,284	277,963
Principal SmallCap Value II, 0 and 1,690 units respectively	-	23,969
Principal Equity Income, 6,357 and 0 units, respectively	93,656	-
	510,332	1,610,044

Collective Trusts - Stable Value Funds
Principal Stable Value Fund, 15,825 and 18,151 units
(contract value $288,294 and $324,873), respectively*	294,996	331,508
Principal Trust Income Fund R3, 8,632 and 0 units, respectively	107,784	-
Principal Trust Target 2010 Fund R3, 14,591 and 0 units, respectively*	196,528	-
Principal Trust Target 2015 Fund R3, 8,134 and 0 units, respectively	112,023	-
Principal Trust Target 2020 Fund R3, 8,729 and 0 units, respectively	119,900	-
Principal Trust Target 2025 Fund R3, 18,876 and 0 units, respectively*	265,711	-
Principal Trust Target 2030 Fund R3, 15,121 and 0 units, respectively*	214,073	-
Principal Trust Target 2035 Fund R3, 3,945 and 0 units, respectively	55,183	-
Principal Trust Target 2040 Fund R3, 3,497 and 0 units, respectively	48,980	-
Principal Trust Target 2045 Fund R3, 1,499 and 0 units, respectively	21,146	-
	1,436,324	331,508

Common Stock
LaPorte Bancorp, Inc., 79,079 and 83,042 units, respectively*	661,189	714,877

	$3,197,829	$3,126,319

* Denotes investment that represents 5 percent or more of the Plan’s net assets in the current or prior year.

(Continued)

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 4 – INVESTMENTS (Continued)

The following table presents the net appreciation/(depreciation) (including investments bought, sold and held during the year) in fair value for each of the Plan’s investment categories for the year ended December 31, 2011:

Mutual Funds	$(63,040)
Pooled Separate Accounts	25,209
Common Stock	(86,214)
Collective Trusts	(18,796)

$(142,841)

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  The Plan holds units of pooled separate accounts managed by Principal Life Insurance Company, collective trusts managed by Principal Trust Company and a stable value fund issued by Union Bond and Trust.  Principal Life Insurance Company, Principal Trust Company and Union Bond and Trust are affiliates of Principal Financial Group.  Principal Trust Company was the custodian and third party administrator of the Plan and, therefore, these investments qualify as party-in-interest investments.  The Plan also paid fees to Principal Life Insurance Company, which represent party-in-interest transactions.  The LaPorte Savings Bank is the Plan trustee.  The Plan also holds shares of LaPorte Bancorp, Inc. common stock (Note 4), and recognized dividend income in 2011 from this related party investment.  Notes receivable from participants held by the Plan also reflect party-in-interest transactions.  Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  Some administrative expenses of the Plan are paid directly by the Company.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 8, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.  A new determination letter was applied for in January 2011.

(Continued)

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to the Form 5500:

	2011	2010

Net assets available for benefits per the financial statements	$3,314,359	$3,221,046
Deficiency of contract value over estimated fair value of investment in stable value fund	6,702	6,635

Net assets per the Form 5500	$3,321,059	$3,227,681

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2011 per the financial statements to the net income reported in the 2011 Form 5500:
Increase in net assets available for benefits per the financial statements	$93,311
Change in deficiency/excess of contract value over estimated fair value of investment in stable value fund	67

Net income per the Form 5500	$93,378

NOTE 8 – FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  The effect of a change in valuation technique or its application on a fair value estimate is accounted for prospectively as a change in accounting estimate.  When evaluating indications of fair value resulting from the use of multiple valuation techniques, the Plan is to select the point within the resulting range of reasonable estimates of fair value that is most representative of fair value under current market conditions.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).

(Continued)

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 8 – FAIR VALUE MEASUREMENTS (Continued)

The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Common stock:  Investments in LaPorte Bancorp, Inc. (the “Corporation”) common stock are determined by obtaining a quoted price on nationally recognized securities exchanges (level 1 inputs).

Pooled separate accounts:  The fair values of participation units held in pooled separate accounts are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (level 2 inputs).  Each of the pooled separate accounts invests either in domestic stocks, fixed securities or in single mutual funds which are generally identified in the name of the pooled separate account.  The investment strategies of these pooled separate accounts are consistent with each of the domestic stocks, fixed securities and single mutual funds identified in the name of the fund.  Each pooled separate account provides for daily redemptions by the Plan with no advance notice requirements, and has redemption prices that are determined by the fund’s net asset value per unit.

(Continued)

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 8 – FAIR VALUE MEASUREMENTS (Continued)

Collective Trusts – Balanced/Asset Allocation: The fair values of participation units held in collective trusts, other than stable value collective trusts, are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (level 2 inputs).  They hold diversified portfolios based on certain target-dates, target-risks and specialty investment options.  These collective trusts have been classified into the following categories; Target Date – Fixed Income, Target Date – Equities and Target Date – Blended.  Target Date – Fixed Income collective trusts invest between 65% and 100% of the total collective trust balance in fixed income securities.  Target Date – Equities collective trusts invest between 65% and 100% of the total collective trust balance in equity securities.  All other collective trusts are classified as Target Date – Blended collective trusts.  Each collective trust held directly by the Plan provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice required.

Collective Trusts - Stable value fund:  The fair values of participation units in the stable value fund are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interest in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs).  The fund invests in conventional, synthetic and separate account investment contracts issued by life insurance companies, banks, and other financial institutions.  The fund’s objective is to provide competitive levels of yield consistent with stable fixed-income methodology and the careful and prudent assumption of investment risk providing for preservation of capital, stability and predictability of returns, liquidity to pay plan benefits and high credit quality.  For liquidity purposes, the Fund may have all or a portion of its assets invested in high-quality money market instruments, investment companies and collective investment trusts that meet the investment objectives.  The stable value fund provides for daily redemptions by the Plan with no advance notice requirements, and has redemption prices that are determined by the fund’s net asset value per unit.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 8 – FAIR VALUE MEASUREMENTS (Continued)

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2011 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Investments:
Mutual funds:
Large U.S Equity	$101,764	$-
Small/Mid U.S. Equity	360,743	-
International Equity	127,477	-
Pooled separate accounts:
Large U.S. Equity	-	181,253
Small/ Mid U.S. Equity	-	223,118
Fixed Income	-	105,961
Common Stock	661,189	-
Collective Trusts:
Balanced/Asset Allocation
Target Date – Fixed Income	-	107,784
Target Date – Equities	-	724,993
Target Date – Blended	-	308,551
Stable Value Fund	-	294,996

There were no transfers between levels in 2011.

	Fair Value Measurements at December 31, 2010 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Investments:
Mutual funds:
Large U.S Equity	$95,159	$-
Small/Mid U.S. Equity	225,307	-
International Equity	149,424	-
Pooled separate accounts:
Large U.S. Equity	-	170,388
Small/ Mid U.S. Equity	-	177,603
Balanced/Asset Allocation	-	912,015
Fixed Income	-	350,038
Common Stock	714,877	-
Collective Trust – Stable Value Fund	-	331,508

SUPPLEMENTAL SCHEDULE

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011

Name of plan sponsor:	The LaPorte Savings Bank
Employer identification Number:	35-0461190
Three-digit plan number:	002

	(B)	(C)	(D)	(E)
(A)	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value.	Cost	Current Value
*	Principal Life Insurance Co.	Pooled Separate Accounts	**	$92,677
		Principal Bond and Mortgage
*	Principal Life Insurance Co.	Pooled Separate Accounts	**	93,656
		Principal Equity Income
*	Principal Life Insurance Co.	Pooled Separate Accounts	**	87,597
		Principal LargeCap S&P 500 Index
*	Principal Life Insurance Co.	Pooled Separate Accounts	**	128,507
		Principal MidCap Value I
*	Principal Life Insurance Co.	Pooled Separate Accounts	**	66,525
		Principal MidCap S&P 400 Index
*	Principal Life Insurance Co.	Pooled Separate Accounts	**	28,086
		Principal SmallCap S&P 600 Index
*	Principal Life Insurance Co.	Pooled Separate Accounts	**	13,284
		Principal Core Plus Bond I
	American Funds Service Co.	Registered Investment Company	**	100,799
		American Funds Growth Fund of America R3 Fund
	Fidelity Investments	Registered Investment Company	**	124,000
		Fidelity Advisor Small Cap T Fund
	American Funds Service Co.	Registered Investment Company	**	126,915
		American Funds EuroPacific Growth R3 Fund
	American Century Investments	Registered Investment Company	**	171,717
		American Century Heritage A Fund
	Fidelity Investments	Registered Investment Company	**	24,659
		Fidelity Advisor Small Cap Value T Fund
	American Funds Service Co.	Registered Investment Company	**	965
		American Funds American Mutual R3 Fund
	Nuveen Asset Management	Registered Investment Company	**	40,367
		Nuveen Real Estate Securities R3 Fund
	Oppenheimer Funds, Inc.	Registered Investment Company	**	562
		Oppenheimer Developing Markets N Fund
*	Principal Trust Company	Common/Collective Trust	**	107,784
		Principal Trust Income Fund R3

* Denotes party-in-interest investment.
** Investment is participant directed, therefore, historical cost is not required.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011

Name of plan sponsor:	The LaPorte Savings Bank
Employer identification Number:	35-0461190
Three-digit plan number:	002

	(B)	(C)	(D)	(E)
(A)	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value.	Cost	Current Value
*	Principal Trust Company	Common/Collective Trust	**	196,528
		Principal Trust Target 2010 Fund R3
*	Principal Trust Company	Common/Collective Trust	**	112,023
		Principal Trust Target 2015 Fund R3
*	Principal Trust Company	Common/Collective Trust	**	119,900
		Principal Trust Target 2020 Fund R3
*	Principal Trust Company	Common/Collective Trust	**	265,711
		Principal Trust Target 2025 Fund R3
*	Principal Trust Company	Common/Collective Trust	**	214,073
		Principal Trust Target 2030 Fund R3
*	Principal Trust Company	Common/Collective Trust	**	55,183
		Principal Trust Target 2035 Fund R3
*	Principal Trust Company	Common/Collective Trust	**	48,980
		Principal Trust Target 2040 Fund R3
*	Principal Trust Company	Common/Collective Trust	**	21,146
		Principal Trust Target 2045 Fund R3
*	Union Bond & Trust Co.	Common/Collective Trust	**	294,996
		Principal Stable Value Fund
*	LaPorte Bancorp, Inc.	Employer Security	**	661,189
		LaPorte Bancorp, Inc. Stock
*	Participant Loans	Interest rates ranging from 5.25% to 10.25%	**	123,230

				$3,321,059

* Denotes party-in-interest investment.
** Investment is participant directed, therefore, historical cost is not required.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK

Date: June 26, 2012	By:	/s/ Debra S. Varnak
Debra S. Varnak
Senior Vice President Human Resources
The LaPorte Savings Bank

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm